Mail Stop 3561

October 10, 2008

Ms. Kate Blankenship, Chief Financial Officer
Golden State Petroleum Transport Corporation
4th Floor Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, Bermuda HM 08

> **Re: Golden State Petroleum Transport Corporation**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2008**
> **File No. 333-26227**

Dear Ms. Blankenship:

We have completed our review of your Item 4.01 8-K and related filings and have no further comments at this time.

Sincerely,

Heather Clark
Staff Accountant